Exscientia Announces AI Drug Discovery Collaboration with Merck KGaA, Darmstadt, Germany

Collaboration will leverage Exscientia’s precision design capabilities to focus on previously unsolved drug design challenges

Exscientia is eligible to receive up to $674 million in discovery, development, regulatory and sales-based milestones for three projects, in addition to single to double digit royalty payments on net sales

Up to $113 million of potential milestone payments in the discovery phase, with $20 million upfront at initiation for three projects

OXFORD, U.K. – September 20, 2023 -- Exscientia plc (Nasdaq: EXAI) today announced a new collaboration with Merck KGaA, Darmstadt, Germany focused on the discovery of novel small molecule drug candidates across oncology, neuroinflammation and immunology. The multi-year collaboration will utilise Exscientia’s AI-driven precision drug design and discovery capabilities while leveraging Merck KGaA, Darmstadt, Germany’s disease expertise in oncology and neuroinflammation, clinical development capabilities and global footprint.

Three potential first-in-class or best-in-class targets have been identified as the initial focus of the partnership. The collaboration allows Merck KGaA, Darmstadt, Germany and Exscientia to identify additional targets in oncology and immunology or other mutually agreed disease areas. Should Exscientia identify additional targets for the collaboration, the company would be responsible for target validation in addition to drug design and eligible for additional discovery milestones.

“We’re pleased that Merck KGaA, Darmstadt, Germany chose our team of experts for this AI-led drug discovery collaboration,” said Professor Andrew Hopkins FRS FMedSci, founder and Chief Executive Officer of Exscientia. We look forward to complementing their outstanding scientific acumen with our integrated technology platform and ability to generate novel data in order to address some of the hardest drug design challenges in cancer and immunology."

Under the terms of the agreement, Exscientia will receive an upfront cash payment of $20 million from Merck KGaA, Darmstadt, Germany and will be eligible for discovery, development, regulatory and sales-based milestone payments of up to $674 million in aggregate, if all milestones for all three initial programmes are achieved. If Merck KGaA, Darmstadt, Germany commercialises a therapeutic from one of the initial targets of the collaboration, Exscientia will receive tiered royalties on product sales ranging from mid-single-digits to low-double-digits. The upfront cash payment of $20 million is expected to be reflected in second half 2023 results for Exscientia as cash inflows from collaborations and recognised as revenue over the duration of the agreement.

About Exscientia
Exscientia is an AI-driven precision medicine company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients. For more information visit us on www.exscientia.ai or follow us on Twitter @exscientiaAI.

Forward-looking statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the initiation and duration of Exscientia’s collaboration with Merck and the activities undertaken in connection with the collaboration. Any statement describing Exscientia’s goals, plans, expectations, projections, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to the success of Exscientia's collaboration with Merck. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 23, 2022 (File No. 001-40850), and other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgement of its management, these statements are based only on facts and factors currently known by the Company. As a result, you are cautioned not to rely on these forward-looking statements.

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